Exhibit 21.1

NETCLASS TECHNOLOGY INC

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Dragonsoft Group (China) Limited	Hong Kong

Shanghai Zhima information Technology Co., Ltd.	People’s Republic of China

Shanghai Netwide Enterprise Management Co., Ltd.	People’s Republic of China Virgin Islands

Shanghai NetClass Information Technology Co., Ltd.	People’s Republic of China

NetClass Training (Shanghai) Co., Ltd.	People’s Republic of China

Shanghai Chuangyuan Education Technology Co., Ltd.	People’s Republic of China

Shanghai NetClass Enterprise Management Co., Ltd	People’s Republic of China

Shanghai NetClass Human Resource Co., Ltd.	People’s Republic of China